March 5, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549-4628

Attention: Ethan Horowitz

Re:	Oasis Petroleum Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 001-34776

Dear Mr. Horowitz:

Set forth below is the response of Oasis Petroleum Inc., a Delaware corporation (the “Company”), to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 27, 2013, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the Commission on February 28, 2012, File No. 001-34776 (the “10-K”).

For your convenience, our response is prefaced by the exact text of the Staff’s comment in italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2011

Financial Statements

Consolidated Statement of Operations, page 73

2. We note your correspondence dated February 21, 2013 and February 25, 2013 in response to our comment letter dated February 19, 2013. It appears that an Item 4.02 Form 8-K should be filed with regard to the revised presentation of earnings per share for the fiscal year ended December 31, 2010.

Response:

We acknowledge the Staff’s comment and on March 1, 2013, we filed an Item 4.02 Form 8-K with regard to the revised presentation of earnings per share for the fiscal year ended December 31, 2010.

Closing Comments

Please direct any questions or comments regarding the foregoing to me at (281) 404-9606 or our outside counsel, Matthew R. Pacey of Vinson & Elkins L.L.P., at (713) 758-4786.

Sincerely,

Oasis Petroleum Inc.

By:	/s/ Nickolas J. Lorentzatos
Nickolas J. Lorentzatos
Senior Vice President, General Counsel & Corporate Secretary

cc:	Matthew R. Pacey, Vinson & Elkins L.L.P.

Craig P. Friou, PricewaterhouseCoopers LLP